Exhibit 99.1

AIOS Tech Inc. Announces 20-for-1 Share Consolidation and Increase of Authorized Share Capital

Hong Kong, April 21, 2026 – AIOS Tech Inc. (Nasdaq: AIOS) (the “Company”) today announced that its board of directors approved on March 26, 2026, a 20-for-1 share consolidation (the “Share Consolidation”) of the Company’s authorized, issued, and outstanding common shares, with the marketplace effective date of April 27, 2026. Immediately upon the effectiveness of the Share Consolidation, the Company will increase its authorized share capital from US$100,000,000 divided into 480,000,000 Class A Common Shares of a nominal or par value of US$0.2 each and 20,000,000 Class B Common Shares of a nominal or par value of US$0.2 each, to US$2,000,000,000 divided into 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.2 each and 400,000,000 Class B Common Shares of a nominal or par value of US$0.2 each.

The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on April 27, 2026, the Company’s Class A Common Shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “AIOS” but under a new CUSIP number, G6593L130.

As a result of the Share Consolidation, each 20 common shares outstanding will automatically combine and convert to one issued and outstanding common shares without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation.

At the time the Share Consolidation is effective, the Share Consolidation shall have the effect of reducing the number of: (i) authorized Class A Common Shares from 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.01 each to 480,000,000 Class A Common Shares of a nominal or par value of US$0.2 each; (ii) authorized Class B Common Shares from 400,000,000 Class B Common Shares of a nominal or par value of US$0.01 each to 20,000,000 Class B Common Shares of a nominal or par value of US$0.2 each; (iii) issued and outstanding Class A Common Shares from 64,985,096 Class A Common Shares of a nominal or par value of US$0.01 each to approximately 3,249,255 Class A Common Shares of a nominal or par value of US$0.2 each, subject to the rounding as a result of the treatment of fractional shares; and (iv) issued and outstanding Class B Common Shares from 0 Class B Common Shares of a nominal or par value of US$0.01 each to 0 Class B Common Shares of a nominal or par value of US$0.2 each, subject to the rounding as a result of the treatment of fractional shares.

Immediately upon the effectiveness of the Share Consolidation, the authorized share capital will be increased from US$100,000,000 divided into 480,000,000 Class A Common Shares of a nominal or par value of US$0.2 each and 20,000,000 Class B Common Shares of a nominal or par value of US$0.2 each, to US$2,000,000,000 divided into 9,600,000,000 Class A Common Shares of a nominal or par value of US$0.2 each and 400,000,000 Class B Common Shares of a nominal or par value of US$0.2 each.

About AIOS Tech Inc.

Following its recently approved strategic transformation plan, AIOS Tech Inc. is repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. AIOS Tech Inc. is focused on delivering innovative information technology solutions, advanced data services, and artificial intelligence-powered offerings to a diverse commercial client base. Its core businesses include digital transformation services, tailored IT solutions for the financial sector, enterprise data solutions, and the development of AI platforms and infrastructure to drive efficiency and growth for clients across multiple industries.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to the implementation of the strategic transformation; the Company’s ability to successfully execute its exit from legacy business lines in a timely and cost-effective manner; the Company’s ability to develop its new business lines and achieve market acceptance for its new services; the impact of the transition on its financial performance, including potential for decreased revenue and sustained losses; the costs associated with developing new technologies and services; competition in the IT services and data solutions markets; the Company’s ability to attract and retain qualified personnel; and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For investor and media inquiries, please contact:

AIOS Tech Inc.

Investor Relations
Email: ir@nisngroup.com